

SECI

17010033

SEC
Mail Processing
Section

MAR 0 1 2017

Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.C. Flowers Securities Co. LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 5th Avenue, 23rd Floor
(No. and street)

New York (City) NY (State) 10153-0023 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph R. Valvano (212) 204-9110
(Area Code -Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

695 East Main Street (Address) Stamford (City) CT (State) 06901 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Ralph R. Valvano, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to J.C. Flowers Securities Co. LLC (the "Company") as of December 31, 2016 and for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Ralph R. Valvano
FinOp, J.C. Flowers Securities Co. LLC

Subscribed to before me this
28th Day of February, 2017.

Notary Public

YVONNE IZNAGA
Notary Public, State of New York
No. 01IZ6137237
Qualified in Kings County
Certified in New York County
Commission Expires Nov. 21, 2017

J.C. FLOWERS SECURITIES CO. LLC

TABLE OF CONTENTS
December 31, 2016

This report contains (check all applicable boxes):** **Page(s)**

			Page(s)
(x)		Report of Independent Registered Public Accounting Firm.	
(x)	(a)	Facing Page.	
(x)	(b)	Statement of Financial Condition.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Changes in Stockholder's Equity.	4
(x)	(e)	Statement of Cash Flows.	5
( )	(f)	Statement of Changes in Subordinated Borrowings (not applicable).	
(x)		Notes to Financial Statements.	6-7
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange	8
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.	9
(x)	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.	9
(x)	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1.	8
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).	
(x)	(l)	An Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report (filed separately).	
( )	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable).	
(x)	(o)	A Copy of the SEC Rule 17a-5 Exemption Report (filed separately).	

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.C. Flowers Securities Co. LLC
(SEC I.D. No. 8-69325)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2016 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5 (e)(3) under the securities exchange act of 1934 as a PUBLIC DOCUMENT



Deloitte & Touche LLP
695 East Main Street
Stamford, CT 06901
USA
Tel: +1 203 708 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of J.C. Flowers Securities Co. LLC:

We have audited the accompanying statement of financial condition of J.C. Flowers Securities Co. LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of J.C. Flowers Securities Co. LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2017

J.C. Flowers Securities Co. LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS	
Cash	$ 123,284
Other assets	2,698
Total assets	$ 125,982
LIABILITIES AND MEMBER'S CAPITAL	
LIABILITIES:	
Accounts payable and accrued expenses (Note 3)	$ 83,981
Total liabilities	83,981
MEMBER'S CAPITAL	42,001
Total liabilities and member's capital	$ 125,982

The accompanying notes are an integral part of the statement of financial condition.

1. ORGANIZATION

J.C. Flowers Securities Co. LLC (the "Company"), a Delaware limited liability company, is authorized to provide investment and merger and acquisition advisory services to third party clients, as well as to conduct private placements of securities. The Company's office is located in New York.

The Company is wholly-owned by J. Christopher Flowers ("Managing Member"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker- dealer with the Securities and Exchange Commission (the "SEC"). The Company was formed in July 2013 and registered with FINRA and the SEC on November 19, 2014.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Actual results could differ materially from these estimates.

Cash – At December 31, 2016, cash consists of cash in a bank, held at one major U.S. financial institution.

Income Taxes – The Company is a single member limited liability company that is treated as a disregarded entity for U.S. tax purposes. Accordingly, the Company is not subject to federal, state or foreign income taxes. The Managing Member of the Company is responsible for reporting income and losses to the extent required by Federal, State and Local income tax laws and regulations, resulting from its ownership interest in the Company. It is the Company's policy to provide for uncertain tax provisions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by the authorities. At December 31, 2016, there were no unrecognized tax benefits.

3. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of December 31, 2016, accounts payable and accrued expenses consist of the following:

Accrued professional fees	$ 36,542
Amount due to a related party	47,439
	$ 83,981

4. RELATED PARTY TRANSACTIONS

On September 2, 2014, the Company, entered into a services, space sharing and expense agreement with J.C. Flowers & Co. LLC ("JCF").

Under the agreement, JCF agrees to provide the Company professional and support services, including but not limited to services in the areas of account and transaction documentation, cash management, accounting, payroll support, financial reporting, recordkeeping, information technology, telecommunications and information technology support, clerical support and related matters and other resources.

Total amounts due to JCF under this agreement at December 31, 2016 were $47,439.

5. COMMITMENTS AND CONTINGENCIES

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, that there are no matters pending against the Company that could have a material adverse effect on the statement of financial condition of the Company at December 31, 2016.

6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1(a) (2) (vi). The Company computes its net capital requirement under the basic method, which requires the Company to maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness or $5,000. At December 31, 2016, the Company had net capital of $39,303 which was in excess of its statutory requirement by $33,704.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3 under section (k)(2)(i).

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through February 28, 2017, the date the statement of financial condition was issued, and has concluded that no subsequent events existed that warrant recording or disclosure in the notes to the statement of financial condition other than, on February 9, 2017, the Company received a capital contribution of $200,000 from its Managing Member.

* * * * * *